Mail Stop 4561

February 1, 2007

Mr. Charles R. Elliott
Chief Financial Officer, Secretary, and Treasurer
Roberts Realty Investors, Inc.
450 Northridge Parkway
Suite 302
Atlanta, GA   30350

      Re: **Roberts Realty Investors, Inc.**
                Form 10-K for the year ended December 31, 2005
                Filed March 22, 2006
                File No. 001-13183

Dear Mr. Elliott:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                      Sincerely,

                                      Daniel L. Gordon
                                      Branch Chief